FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SpiceRack: CGGVeritas and Saudi Aramco enter into

Major R&D Collaboration to Develop New Solution

for Seabed Seismic Acquisition

Paris – November 6, 2012 – Five months after CGGVeritas and Saudi Aramco signed a Memorandum of Understanding (MOU) for collaborative research and the development of geophysical acquisition, processing, analysis and interpretation technologies, the two companies have entered into a collaboration to conduct a major joint R&D project, known as SpiceRackTM, intended to herald a new innovative solution for seabed seismic acquisition.

Under the terms of the SpiceRack project, CGGVeritas and Saudi Aramco will work in close partnership to develop, manufacture, and commercialize an innovative robotized solution for seabed seismic acquisition. Based on the deployment of self-propelled recording nodes, this innovative solution is expected to lead to a step-change in the efficient delivery of reservoir quality seismic data.

Both companies will draw on their extensive seismic acquisition experience and allocate resources to the SpiceRack project. CGGVeritas will strengthen already close ties with the King Fahd University of Petroleum and Minerals, Dhahran, Saudi Arabia. CGGVeritas will also establish a Center of Excellence for Automation in Geophysical Acquisition within the new technology center to be jointly opened in the Dhahran Techno Valley with ARGAS, its Saudi joint venture with TAQA.

Jean-Georges Malcor, CEO, CGGVeritas, said: “We are excited to announce the launch of this major joint R&D project, which we believe has far-reaching implications for the future of our industry. We are also proud to be taking the lead in spearheading high tech geophysical research with Saudi Aramco, whom we have served as a geophysical partner for over four decades. We trust that SpiceRack will be the first of many successful R&D initiatives pursued by our two companies.”

Thierry Brizard, Executive Vice President, Technology, CGGVeritas, added: “Our commitment to R&D and innovation has been an important driver throughout our 80-year history. We have a global R&D network of 550 researchers and actively pursue R&D partnerships, either with clients or with academia, to develop Integrated Technology Solutions such as SpiceRack. This strategy ensures that CGGVeritas remains at the forefront of geophysical technology.”

Samer AlAshgar, Manager, EXPEC Advanced Research Center, Saudi Aramco, stated: “Technology collaborators such as CGGVeritas play a vital role in developing innovative technology solutions aligned with Saudi Aramco’s long-term objectives in exploration and field development. The SpiceRack initiative augments EXPEC ARC’s research and technology portfolio and is expected to deliver a game changer in automating seismic data acquisition.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

About Saudi Aramco

Owned by the Saudi Arabian Government, Saudi Aramco is a fully integrated, global petroleum enterprise and a world leader in exploration and producing, refining, distribution, shipping, marketing and petrochemicals manufacturing. The Company manages the largest proven reserves of conventional crude oil, 259.1 billion barrels, the fourth-largest gas reserves in the world, 282.6 trillion cubic feet. In 2011, Saudi Aramco produced 9.067 million barrels per day of oil and 9.882 billion standard cubic feet per day of natural gas. The Company, through its affiliate, Vela International Marine Limited, owns and operates one of the world’s largest tanker fleets to help transport crude and refined products, which amounted to over 2.9 million barrels per day in 2011. In addition to its headquarters in Dhahran, Saudi Arabia, Saudi Aramco, through its affiliates, has joint ventures and subsidiary offices in China, Japan, India, the Netherlands, the Republic of Korea, Singapore, the United Arab Emirates, the United Kingdom and the United States. Saudi Aramco also refines and distributes oil products throughout the Kingdom of Saudi Arabia to meet domestic daily energy demands. For more information, please go to www.saudiaramco.com.

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail:media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique—Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 6th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP